FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 02 May 2019
Exhibit No. 2	Director/PDMR Shareholding dated 10 May 2019
Exhibit No. 3	Acknowledgment of two settlements on FX trading dated 16 May 2019
Exhibit No. 4	Publication of Suppl.Prospcts dated 20 May 2019
Exhibit No. 5	Form 8.3 - WYG PLC dated 20 May 2019
Exhibit No. 6	Director/PDMR Shareholding dated 31 May 2019
Exhibit No. 7	Total Voting Rights dated 31 May 2019

Exhibit No. 1

2 May 2019

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 1 May 2019 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 29 April 2019 on behalf of the PDMRs named below as participants in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	62	£ 2.405
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	62	£ 2.405

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

10 May 2019
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 8 May 2019, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ending 30 June 2019 and have been calculated using a share price of £2.3874.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	52,359	24,609	27,750
Mark Bailie	CEO, Bó	83,774	39,374	44,400
Helen Cook	Chief HR Officer	24,609	11,567	13,042
Bruce Fletcher	Chief Risk Officer, RBS Group	62,830	29,531	33,299
Chris Marks	CEO, NatWest Markets	104,717	49,217	55,500
Les Matheson	CEO, Personal Banking	62,830	30,159	32,671
Katie Murray	Chief Financial Officer	157,075	73,826	83,249
Ross McEwan	Chief Executive	209,433	98,434	110,999
Andrew McLaughlin1	CEO, RBS International	31,415	Nil	31,415
Simon McNamara	Chief Administrative Officer	68,066	32,672	35,394
Alison Rose	Deputy CEO, NatWest Holdings and CEO, Commercial & Private Banking	89,009	41,835	47,174
David Wheldon	Chief Marketing Officer	23,562	11,075	12,487
1. The award was made when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.352.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

2.   The Company announces that on 8 May 2019 Ross McEwan, transferred 27,602 Shares to charity for nil consideration.  The transfer is in line with the commitments Mr McEwan made in February 2015 and February 2016 to transfer all of his 2015 fixed share allowance and half of his 2016 fixed share allowance to charity.  Following the transfer to charity, Mr McEwan has relinquished all legal and beneficial rights to such Shares.  The transfer took place outside of a trading venue.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 3

The Royal Bank of Scotland Group plc
NatWest Markets Plc

Acknowledgment of European Commission's announcement regarding two settlements on FX trading

16 May 2019

The Royal Bank of Scotland Group plc ("RBSG") and its subsidiary NatWest Markets Plc ("NWM Plc") acknowledge the announcement by the European Commission ("EC") today that two settlements have been reached with RBSG, NWM Plc and other named financial institutions, in relation to the EC's investigation of historic competition law breaches concerning foreign exchange ("FX") trading.  RBSG, together with NWM Plc, have been fined a total of EUR 249,214,000 relating to conduct which took place in two groups of chatrooms in periods between December 2007 and November 2011.  The aggregate fine is fully covered by existing provisions in NWM Plc.

As previously disclosed, NWM Plc is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to past failings in FX trading. The timing and amount of future financial penalties, related litigation risks and collateral consequences remain uncertain and may be material.

For further information, please contact:

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

NWM Investor Relations
Richard Coombs
Head of NatWest Markets Investor Relations
+44 (0) 20 7678 1768

RBS Media Relations
 +44 (0) 131 523 4205

Forward Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG or NWM's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBSG or NWM in respect of, but not limited to their respective: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG or NWM's actual results are discussed in NWM's 2018 Annual Report and Accounts and other regulatory filings, RBSG's UK 2018 Annual Report and Accounts and materials filed by RBSG with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG and NWM do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifiers
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 17 May 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5559Z_1-2019-5-20.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

 Exhibit No. 5

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
NatWest Markets Plc
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	WYG PLC
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held~~/dealing~~ undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	20 May 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	0.1p convertible shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	1,007,140	22.17	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	1,007,140	22.17	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	20 May 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI - RBSG: 2138005O9XJIJN4JPN90     LEI - NWM Plc: RR3QWICWWIPCS8A4S074

 Exhibit No. 6

31 May 2019

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 29 May 2019 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 May 2019 on behalf of the PDMRs named below as participants in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	69	£ 2.165
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	70	£ 2.165

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 7

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 May 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 May 2019
Ordinary shares of £1	12,091,201,098	4	48,364,804,392
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,092,101,098		48,368,404,392

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 May 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary